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                                                  AmeriSource Health Corporation
                                                    1300 Morris Drive, Suite 100
                                                    Chesterbrook, PA  19087-5594
                                                             Phone  610-727-7000
 [Amerisource Logo to appear here]                           Fax    610-727-3603
                                                             www.amerisource.com
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Memorandum

TO:        All AmeriSource Associates

FROM:      Dave Yost

SUBJECT:   Q&A: AmeriSource & Bergen Brunswig Combine

DATE:      March 19, 2001


1.  Why are you merging the two companies?

  There are a number of compelling reasons for this combination. We believe that AmeriSource-Bergen will be an efficient and attractive healthcare supply chain management company well positioned to compete in our intensely competitive businesses.

  In many respects, AmeriSource and Bergen are a perfect fit. Both companies have built strong, successful nationwide drug distribution businesses. Both companies share a deep commitment to superior customer service. Both companies have similar corporate cultures. At the same time, AmeriSource and Bergen are a very good match strategically and geographically. AmeriSource has a stronger presence on the East Coast and is known for its relationships with hospitals. Bergen is a recognized leader in the West and has developed strong relationships with large retail chains. Because we are such a good fit, there is also a significant opportunity to create a more efficient organization by joining together.


2.  What is the time frame for the transaction?

  The transaction must be approved by shareholders. It is also subject to regulatory and other customary approvals. We expect the merger to be completed sometime during the summer of 2001. No changes will be made until after the merger is completed. Therefore, it is much too early to speculate on any specific changes. For legal and other business reasons, AmeriSource and Bergen will remain separate, independent organizations until the merger is completed. This means that you must continue to treat Bergen as a competitor until after the merger is completed. We will communicate any organizational changes to you as far in advance as possible.
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3.  Will our distribution centers be consolidated?

  Yes, there will be some consolidation of distribution centers. However, AmeriSource and Bergen will continue to operate independently until after the merger is consummated. Any decision regarding where consolidation makes sense for the combined company is an ongoing process that will take time and input from a variety of sources, including associates, customers, suppliers and others to determine the most efficient and high quality distribution network.

  We deeply regret that not all associates will be assured a position following the consolidation. Both AmeriSource and Bergen have promised that all associates will be treated with respect and fairness throughout the decision-making processes. In addition, outplacement services and severance will be provided to each individual adversely affected by the reorganization. At this point, however, no final plans have been made, and no concrete actions can be taken until the merger is approved and finalized.


4.  Where will the corporate headquarters be located?

  The Corporate headquarters will be located at AmeriSource's current headquarters in Valley Forge, Pennsylvania.


5.  What corporate departments will most likely be consolidated?

  It is difficult to determine what departments will be the first to consolidate; a great deal of due diligence needs to be performed. While the headquarters will be in Pennsylvania, certain functions may remain West-coast based, in order to provide the appropriate support and services to the new, larger organization. As has always been our practice, we will communicate with you on an ongoing basis and keep you apprised of consolidation decisions and time-frames. Many of you will be asked to assist in the due diligence process and we look forward to your input.


6.  Will there be layoffs?

  AmeriSource and Bergen senior management will work together to analyze the capabilities of the two organizations in order to determine the best possible organizational structure. The best practices of each organization, as well as the anticipated future growth and staffing needs of the combined company, will be instrumental in this decision-making process. We expect that gaining efficiencies through certain departmental and division combinations will result in the reduction of current staffing levels. This kind of analysis takes time however, and it is premature to speculate on the ultimate outcome or where staffing reductions will occur. When the time comes for making these difficult decisions, AmeriSource intends to carefully consider the needs of the affected associates and treat them fairly and with respect. We have a long way to go before this merger is completed and before any merger-related changes are made. Your human resources representative will communicate any planned changes as soon as legally and practically possible.
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7.  In the event of any layoffs company-wide, will there be severance packages offered?

  Yes, an enhanced severance package will be announced after the merger receives the necessary approvals. Those associates who are laid off as a result of the acquisition will become eligible to participate in the new severance program. Eligible associates will be given a minimum of two months' notice days. Severance packages always include pay for all unused earned and accrued vacation. Please keep in mind that much analysis needs to take place during the due diligence period to determine the need for staff reductions. In addition, the task of combining two organizations the size of AmeriSource and Bergen will take many months or years after the official closing of the agreement.


8. Will anyone be asked to relocate? If yes, will relocation assistance be provided?

  Once again, the analysis of both organizations may result in relocation opportunities for some associates. Any associate who does relocate will be provided with relocation assistance.


9.  Will associate benefit plans change?  If so, how and when?

  Until after the merger is completed, all compensation and benefit plans will continue to be administered as they are today. After completion of the merger, appropriate studies will be performed as to which programs are suitable for the new organization. The Company remains committed to providing a competitive and comprehensive benefits package.


9. What happens to the amerisource 401k plan? Investment Options? Loans? Pension Plan?

  AmeriSource's 401K plan, including all investment options and loan options, and pension plan will stay in place as long as AmeriSource operates as an independent entity. During the due diligence period, we will be analyzing both AmeriSource's and Bergen's retirement plans to determine the best plan(s) for all associates.


10. Should I change my day-to-day activities or my approach to my responsibilities?

  No, you should continue to carry out normal day-to-day responsibilities with the same goals and objectives as those established prior to this announcement. Please be aware that AmeriSource may be subject to regulatory review and approval processes in the next few months. You may be asked to assist in this process. Furthermore, associates should exercise caution to ensure that all communications regarding the merger or our business (written and oral) is both accurate and factual. If you have any questions, please contact your supervisor.
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11.  Will my hours change?

  Your hours will change only if business requires a change, and then we will adapt to those demands the way we have in the past.


12.  Will AmeriSource's programs and services change?

  Programs and services from each company will be benchmarked and the best practices of each will be adopted. One of the reasons for the merger is to have additional resources to make investments in new opportunities, extend our combined product offering to a larger customer base and enhance our customer programs and value-added services.


13.  Is this a merger or an acquisition?

  This is a transaction that will create a new company, which will be called AmeriSource-Bergen Corporation.


14.  The newspaper reported that AmeriSource is buying Bergen.  Is this true?

  This is a merger of equals. As we move ahead, our goal is to combine the best programs, operations and information systems from each company. Also, senior management from both companies will be in the highest level positions of the new company.


15. What will the combined organization look like and what is contemplated for the future?

  Until the agreement is closed, AmeriSource will continue to operate independently. Upon closing, AmeriSource will be combined with Bergen's Drug Company. Two Bergen companies, Bergen Specialty Company and PharMerica, will become subsidiaries of the new company. Dave Yost will be CEO and President of AmeriSource-Bergen. Robert E. Martini, who is currently Chairman and CEO of Bergen Brunswig, will be Chairman of the Board of the new company.


16.  Is there a chance this merger may not occur?

  The completion of any merger is subject to terms and conditions, and AmeriSource-Bergen is no exception. The merger is subject to shareholder, regulatory and other customary closing conditions. We are committed to doing everything possible to see that it is completed.


17.  What happens if the transaction does not go through?

  If the transaction does not occur, we will continue to pursue our corporate growth strategy.
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18.  If the transaction does not go through, will AmeriSource look for another transaction?

  Acquisitions have been a very important part of AmeriSource's growth over the years. The company will continue to focus on future growth, which may at some point, mean another transaction.


19.  What will customers of AmeriSource and Bergen think about the transaction?

  Both companies have talked with a number of customers who have expressed strong support for the idea. They recognize that our goals are to enhance our service and become more efficient.


20. Is the FTC going to review this merger? Why do you think this merger can get done when the combinations could not get done in 1998?

  We expect that the FTC will review this transaction as a matter of routine course. We do not believe that the FTC will challenge it because, in our analysis, this transaction does not reduce competition and does not violate the antitrust laws. This merger differs from those proposed in 1998, primarily because the combination of companies is different and the nature of competition within the wholesale drug industry is different today than in 1998. In addition, key customers have expressed strong approval for the AmeriSource-Bergen combination.


21. Does the fact that there is a new Administration in Washington have any impact on any potential FTC review?

  Under current industry conditions, we believe this transaction would pass muster at the FTC under any administration. Indeed, the make-up of the FTC has not changed. Having said that, we certainly expect that if there is a change in FTC administration while this transaction is pending HSR review, the next administration will be at least as hospitable as the current administration.


22.  What do I do if the media or investors call?

    It is very important that we communicate a clear and consistent message to our customers, suppliers, associates and other partners. Do not respond to any questions from the news media or any requests for official statements about the merger from investors. All such requests should be forwarded to Mike Kilpatric, Vice President Corporate and Investor Relations, at 610-727-7118.